Exhibit 99.1
CELESTICA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

    The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our September 30, 2020 unaudited interim condensed consolidated financial statements (Q3 2020 Interim Financial Statements), and our Annual Report on Form 20-F for the year ended December 31, 2019 (2019 20-F), including our 2019 audited consolidated financial statements (2019 AFS) contained therein, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of October 27, 2020 unless we indicate otherwise.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: anticipated and potential adverse impacts resulting from the coronavirus disease 2019 (COVID-19) pandemic; our priorities, intended areas of focus, targets, objectives, and goals; trends in the electronics manufacturing services (EMS) industry and our segments (including the components thereof), and their anticipated impact; the anticipated impact of specified adverse market conditions in each of our segments (and/or component businesses) and near term expectations (positive and negative); the timing and size of current restructuring actions; the anticipated impact, range and timing of actions associated with our Connectivity & Cloud Solutions segment portfolio review (CCS Review), including the phased non-renewal of our programs with Cisco Systems, Inc. (Cisco Disengagement); our anticipated financial and/or operating results, including our leverage ratio (as defined under our credit facility); our growth and diversification strategies and plans (and potential hindrances thereto); our credit risk; materials constraints; the anticipated impact of program wins, transfers, losses or disengagements; anticipated expenses, capital expenditures and other working capital requirements, including the amounts, timing, impact and funding thereof; our intended repatriation of certain undistributed earnings from foreign subsidiaries; the potential impact of tax and litigation outcomes; our anticipated ability to use certain net operating losses; intended investments in our business and associated risks; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; raw materials prices; the lease for our new corporate headquarters; the impact of outstanding indebtedness under our credit facility; liquidity and the sufficiency of our capital resources; our financial statement estimates and assumptions; the potential impact of price reductions and longer payment terms; our compliance with covenants under our credit facility; the potential adverse impacts of events outside of our control, including, among others: Britain's departure from the European Union (Brexit), policies or legislation proposed or instituted by the current administration in the U.S, uncertainty surrounding the outcome and impact of the upcoming presidential election in the U.S., the potential impact of significant tariffs on items imported into the U.S. and related countermeasures, and/or the impact of, in addition to COVID-19, other widespread illness or disease (External Events); mandatory prepayments under our credit facility; income tax incentives in Thailand; the anticipated impact of COVID-19-related government relief measures, and our intention to apply for, and the anticipated receipt of, COVID-19-related government subsidies, grants or credits (COVID Subsidies). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: the scope, duration and impact of the COVID-19 pandemic, including its severe, prolonged and continuing adverse impact on the commercial aerospace industry due to quarantines, travel restrictions, business curtailments, resurgences of the virus and safety concerns; customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed with our products and services; the cyclical nature of our capital equipment business, particularly our semiconductor and display businesses; competitive factors and adverse market conditions affecting the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; delays in the delivery and availability of components, services and materials; changes in customer demand; the inability to maintain adequate utilization of our workforce; the expansion or consolidation of our operations; defects or deficiencies in our products, services or designs; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; negative impacts on our business resulting from outstanding third-party indebtedness, including as a result of the inability to sell desired amounts under our uncommitted accounts receivable sales program; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; customer, competitor and/or supplier consolidation; compliance with customer-driven policies and standards, and third party certification requirements, including climate change and other social responsibility initiatives; challenges associated with new customers or programs, or the provision of new services; the impact of restructuring actions and productivity initiatives, including a failure to achieve anticipated benefits from actions associated with the CCS Review, including the Cisco Disengagement; the incurrence of future restructuring charges, impairment charges or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness; foreign currency volatility; our global operations and supply chain; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; a failure to qualify for and/or collect anticipated COVID Subsidies; compliance with applicable laws, regulations, and government subsidies, grants or credits; the management of our IT systems; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations; deterioration in financial markets or the macro-economic environment; and current or future litigation, governmental actions, and/or changes in legislation or accounting standards. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: fluctuation of production schedules from our customers in terms of volume and mix of products or services; the scope and duration of the COVID-19 pandemic and its impact on our sites, customers and supply chain; our ability to qualify for specified COVID Subsidies; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for recently-imposed tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; our having sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the impact of actions associated with the CCS Review (including the Cisco Disengagement) on our business, and that we achieve the anticipated benefits therefrom; anticipated demand strength in certain of our businesses; and anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

Celestica's business:

We deliver innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense (A&D), industrial, energy, HealthTech, and capital equipment businesses. Our capital equipment business is comprised of our semiconductor, display, and power & signal distribution equipment businesses. Our CCS segment consists of our Communications and Enterprise end markets. Our Enterprise end market is comprised of our servers and storage businesses. Our customers include original equipment manufacturers (OEMs), cloud-based and other service providers, and other companies in a wide range of industries. Our global headquarters is located in Toronto, Ontario, Canada. Information regarding our reportable segments is included in note 3 to the Q3 2020 Interim Financial Statements, filed at www.sedar.com and furnished with this MD&A on Form 6-K at www.sec.gov, and in note 25 to the 2019 AFS.

We operate a network of sites and centers of excellence strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Within design and development, our Joint Design and Manufacturing (JDM) offering includes developing hardware platforms and design solutions in collaboration with customers, as well as management of the program's design and aspects of the supply chain, manufacturing, and after-market support.

     Products and services in our ATS segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for A&D customers; high-precision semiconductor and display equipment and integrated subsystems; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment. Products and services in our CCS segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, servers and storage-related products used by a wide range of businesses and cloud-based and other service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have a lower margin profile, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our JDM business typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including R&D) and higher working capital. As a result, our CCS segment margin can fluctuate from period to period depending on our mix of CCS segment business in any quarter.

Overview of business environment:

    The EMS industry is highly competitive. Demand can be volatile from period to period, and aggressive pricing is a common business dynamic, particularly in our CCS segment. Customers may shift production between EMS providers for a number of reasons, including changes in demand for their products, pricing concessions, more favorable terms and conditions, execution or quality issues, their preference or need to consolidate their supply chain capacity or change their supply chain partners, tax benefits, new trade policies or legislation, or consolidation among customers. Customers may also change the amount of business they outsource, or the concentration or location of their EMS suppliers. As a result, customer and segment revenue and mix, as well as overall profitability, are difficult to forecast.

    Managing our operations is complex, and our financial results often fluctuate, in each case as a result of, among other factors, product lifecycles in the markets we serve, production lead times required by our customers, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, the prevalence of solid state or flash memory technology as a replacement for hard disk drives, the proliferation of software-defined technologies enabling the disaggregation of software and hardware, product oversupply, and the build-up by customers of inventory buffers. For example, the shift from traditional network infrastructures to highly virtualized and cloud-based environments, and declines in end-market demand for customer-specific proprietary systems in favor of open systems with standardized technologies, have adversely impacted some of our CCS segment customers in recent periods.

    Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers in terms of supporting their customers and generating appropriate returns. Because the EMS industry is working capital intensive, we believe that non-IFRS adjusted return on invested capital (ROIC), which is primarily based on non-IFRS operating earnings (each discussed in "Non-IFRS measures" below) and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

Other factors that could adversely impact our industry and business include natural disasters and related disruptions, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, increased tariffs, unusually adverse weather conditions, disease or illness that affects local, national or international economies, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could also lead to higher costs or supply shortages and may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. The impact of COVID-19 has resulted in such disruptions, higher costs and supply shortages, and has had an adverse effect on our operating results. See "Recent Developments — COVID-19" below. In addition, uncertainties resulting from Brexit (given the lack of comparable precedent), policies or legislation proposed or instituted by the current administration in the U.S., uncertainty surrounding the outcome and impact of the upcoming presidential election in the U.S., increased tensions between the U.S. and other countries, and/or other geopolitical events, may adversely affect our business, results of operations and financial condition. Uncertainty in the global economy and financial markets may impact current and future demand for our customers' products and services, and consequently, our operations. We continue to monitor the dynamics and impacts of the global economic and financial environment and work to manage our priorities, costs and resources to anticipate and prepare for any changes we deem necessary. See "Our operations could be adversely affected by global or local events outside our control" and "Policies or legislation proposed or instituted by the current U.S. administration could have a material adverse effect on our business, results of operations and financial condition" in the Risk Factors section of our 2019 20-F for further detail. Also see "External Factors that May Impact our Business" below and in Item 5 of our 2019 20-F.

Recent Developments:

Segment Environment:
ATS Segment:
    ATS segment revenue decreased 6% in the third quarter of 2020 (Q3 2020) compared to the third quarter of 2019 (Q3 2019), as growth in our HealthTech and capital equipment businesses, driven by new program ramps and continued demand strength in the semiconductor market, were more than offset by adverse COVID-19 related demand impacts, specifically in our commercial aerospace and industrial businesses, and in addition with respect to our A&D business, the impact of the Boeing 737 Max program halt. In addition to the impact of demand reductions due to COVID-19 on our ATS segment revenue, we had an approximate $7 million adverse revenue impact resulting from COVID-19-related materials constraints across our ATS segment in Q3 2020 (second quarter of 2020 (Q2 2020) — $8 million). The increase in ATS segment margin in Q3 2020 compared to Q3 2019 (3.7% compared to 2.8%) was primarily due to improvements in our capital equipment business, driven by higher productivity and volume leverage, partly offset by reduced profit contribution from our A&D business.

    Demand from our semiconductor and display capital equipment customers improved in Q3 2020 from Q3 2019, but is expected to level off as we end 2020 and enter 2021.

    While demand in our defense business remained stable in Q3 2020, we continued to experience demand reductions in our commercial aerospace business, which adversely impacted our A&D business in Q3 2020. We expect adverse market conditions in the aviation industry related to COVID-19 to persist throughout 2021 and likely beyond. We will continue to take appropriate cost productivity actions to improve the overall performance of this business in response to the lower levels of revenue.

    Adverse COVID-19-related demand impacts on our industrial business moderated in Q3 2020 compared to Q2 2020, resulting in a gradual recovery of demand across our industrial customer base. Notwithstanding COVID-19 demand impacts, the performance of this business improved from Q3 2019 as a result of our cost reduction initiatives and the ramp of new programs.

Our HealthTech business benefited from new program ramps in Q3 2020. We continue to see strong demand for diagnostic and 'point of care' equipment, and anticipate further improvements in the demand for products used in elective surgeries in the first half of 2021.

    In general, we continue to pursue new customers and invest in our ATS segment to expand our market share, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.

CCS Segment:

    The 7% increase in CCS segment revenue in Q3 2020 compared to Q3 2019 reflects strength in our JDM business, including increased demand from service providers, which more than offset revenue declines from disengagements in connection with our CCS segment revenue portfolio review (CCS Review), including programs with Cisco Systems, Inc. (described below). In addition to COVID-19-related demand impacts on our CCS segment revenue, we had an approximate $9 million adverse revenue impact resulting from COVID-19-related materials constraints in our CCS segment in Q3 2020 (Q2 2020 — $48 million). Our JDM revenue for the first nine months of 2020 (YTD 2020) increased approximately 90% compared to the first nine months of 2019 (YTD 2019) to approximately $600 million, which accounted for approximately 15% of YTD 2020 revenue. We expect continued JDM strength, fueled by program wins and strong demand. CCS segment margin improved to 4.0% in Q3 2020 compared to 2.8% in Q3 2019, primarily due to favorable mix, including increased JDM programs, improved operating leverage, and the positive impact of our productivity initiatives. We anticipate CCS segment margin to remain strong, but moderate starting in the fourth quarter of 2020 (Q4 2020).

We commenced the CCS Review in the second half of 2018, and successfully completed related disengagements, largely in our Enterprise end market, in 2019, resulting in an aggregate annualized revenue decline of approximately $500 million. We also came to a mutual agreement with Cisco Systems, Inc. (Cisco), our largest customer, to a phased exit from existing programs in 2020 (Cisco Disengagement). The anticipated annualized decline in CCS segment revenue from all CCS Review disengagements (including the Cisco Disengagement, once complete) is $1.25 billion. The Cisco Disengagement is progressing as planned. Manufacturing with respect to Cisco programs was largely completed in Q3 2020, and we continue to expect that the disengagement (including associated restructuring actions described under "Restructuring Update" below) will be largely complete by the end of 2020. For 2020, we currently expect the impact of disengagements stemming from our CCS Review, including the Cisco Disengagement, to result in an aggregate revenue decline in the range of approximately $300 million to $400 million (reduced from our previous estimated range of between $400 million to $600 million). We are pleased with the progress that we are making to use the Cisco factory for higher value-added programs and, in connection therewith, have secured new business for the site from a number of customers.

    We are focused on completing our CCS Review actions in 2020 and continuing to invest in areas we believe are key to the long-term success of our CCS segment, including our JDM offering.

COVID-19 Update:

    Despite continued COVID-19-related adverse impacts on our operations (described below), our consolidated revenue, segment margins and net earnings for Q3 2020 increased compared to Q2 2020 and Q3 2019, reflecting continued benefits of our portfolio reshaping initiatives, our productivity actions in both of our segments, and our value-added solutions across a broad range of markets. We believe that our liquidity position remains strong. See "Liquidity" and "Cash Resources" below for detail.

    The most significant COVID-19-related impacts on our operations during Q3 2020 continued to be demand volatility (described under "Segment Environment" above) and materials constraints (which although improved from Q2 2020, continued to impact the quarter). We had an approximate $16 million (Q2 2020 — $56 million) aggregate adverse revenue impact across our businesses in Q3 2020 resulting from COVID-19-related materials constraints. We also estimate that COVID-19-related costs incurred during Q3 2020 were approximately $8 million (YTD 2020 — $29 million), comprised of direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and IT-related services to support our work-from-home arrangements (collectively, COVID-19 Costs). Although we expect to continue to incur COVID-19 Costs in Q4 2020, we cannot quantify anticipated amounts.

However, we determined that we qualified for COVID-19-related government subsidies, grants and/or credits (COVID Subsidies) from various government authorities. See note 13 to the Q3 2020 Interim Financial Statements for further detail. We also qualified for COVID-19-related customer recoveries (Customer Recoveries). During Q3 2020, we recognized $11 million of COVID Subsidies and $0.3 million of Customer Recoveries (collectively, COVID Recoveries) (YTD 2020 — $26 million of COVID Subsidies and $1 million of Customer Recoveries). These COVID Recoveries were recognized as a reduction to the related expenses in costs of goods sold (Q3 2020 — $8 million; YTD 2020 — $21 million) and SG&A (Q3 2020 — $3 million; YTD 2020 — $6 million). As of September 30, 2020, we received all but approximately $4 million of recognized COVID Subsidies, which we anticipate receiving in Q4 2020. The most significant of the COVID Subsidies that we recognized are provided under the Canadian Emergency Wage Subsidy (CEWS) announced by the Government of Canada in April 2020, which provides payroll funding for certain businesses whose revenues have been adversely impacted by COVID-19. We will continue to evaluate all applicable government relief programs and intend to apply for any subsequent application periods if we meet the qualification criteria. There can also be no assurance, however, that COVID Subsidies (or Customer Recoveries) will be available in Q4 2020 (or thereafter), and if so, that we will qualify for or receive any such assistance.

The pandemic has impacted our customers and may create unpredictable reductions or increases in demand for our services. See "Segment Environment" above for detail. In addition, the ability of our employees to work may be significantly impacted by individuals contracting or being exposed to COVID-19. While we are following the requirements of governmental authorities and taking preventative and protective measures to prioritize the safety of our employees (including a range of health and safety protocols such as a cessation of employee travel, a global work-from-home policy, physical distancing, enhanced screening, mandatory mask and use of other personal protective equipment, and shift splitting), these measures may not be successful, and we may be required to temporarily close facilities or take other measures. If additional factory closures or further reductions in capacity utilization occur, we would incur additional inefficiencies and direct costs, as well as a loss of revenue. If our suppliers experience additional closures or reductions in their capacity utilization levels, we may have further difficulty sourcing materials necessary to fulfill production requirements. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us. For a discussion of other potential COVID-19-related impacts on our business, see the discussion under the caption "Recent Developments — COVID-19" of our Q2 2020 MD&A, furnished to the SEC on Form 6-K on July 29, 2020.

The ultimate size of the impact of the COVID-19 pandemic on our business will depend on future developments which cannot currently be predicted, including infection resurgences, government responses, the speed at which our suppliers and logistics providers can return to and maintain full production, the status of labor shortages and the impact of supplier prioritization of backlog. Even after the COVID-19 pandemic has subsided, we may experience significant adverse impacts to our businesses as a result of its global economic impact, including any related recession, as well as lingering impacts on our suppliers, third-party service providers and/or customers (including movement of production in-country to decrease global exposures).

Restructuring Update:

    We continue to anticipate that total restructuring costs in 2020 will be approximately $30 million. We recorded a total of $19.0 million in restructuring charges during YTD 2020, including $3.7 million recorded in Q3 2020. Our restructuring charges for Q3 2020 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses, including continued actions to right-size our commercial aerospace facilities as described above. We intend to implement restructuring actions in Q4 2020 in connection with the completion of the Cisco Disengagement, and to further adjust the cost base of our businesses undergoing continued demand pressures.

Operating Goals and Priorities:

    Our current goals and priorities are set forth below. Management believes that each of these goals and priorities is reasonable.
Evolving our Revenue Portfolio — To evolve our revenue portfolio, we intend to continue to focus on: (i) realigning our portfolio towards more diversified revenue, (ii) driving sustainable profitable revenue growth, (iii) growing our ATS segment revenue organically by an average of 10% per year over the long term, (iv) supplementing our organic growth with disciplined and targeted acquisitions intended to expand capabilities, and (v) optimizing and reshaping our portfolio to drive more consistent returns and profitability.
Margins — With respect to margins, we intend to focus on: (i) achieving non-IFRS operating margin* in the target range of 3.75% to 4.5% (although achieved in Q3 2020, we do not anticipate reaching this goal in Q4 2020), (ii) achieving ATS segment margin† in the target range of 5.0% to 6.0%, and (iii) maintaining CCS segment margin† in the target range of 2.0% to 3.0%. In order to achieve our non-IFRS operating margin* and ATS segment margin goals: (i) COVID-19-related impacts on our ATS businesses must abate; (ii) the current demand environment in the capital equipment business must return to levels prior to the recent downturn; (iii) remaining materials shortages and the demand environment in our A&D business must improve, and related restructuring actions must be executed as planned; and (iv) we must successfully execute the ramping of new ATS programs, particularly in our industrial and HealthTech businesses, to their targeted profitability levels. Because we cannot control market conditions, including the duration or impact of COVID-19 on our business, the timeline to achieve these goals, as well as our long-term ATS segment revenue growth rate objective, cannot be assured. To maintain our CCS segment margin in the 2.0% to 3.0% range, we must (i) complete the Cisco Disengagement as planned, while continuing to achieve cost productivity improvements, and (ii) continue to expand our portfolio in higher margin offerings (including JDM). See "Recent Developments" above.
Balanced Approach to Capital Allocation — In terms of capital allocation, we are focused on: (i) returning approximately 50% of non-IFRS free cash flow* to shareholders annually, on average and when permitted, over the long term, (ii) generally investing 1.5% to 2.0% of annual revenue in capital expenditures to support our organic growth, and (iii) executing on strategic acquisitions as part of a disciplined capital allocation framework. We are also focused on maintaining a strong balance sheet, as well as lowering outstanding borrowings.
    The foregoing priorities and areas of intended focus constitute our objectives and goals, and are not intended to be projections or forecasts of future performance. Our future performance is subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from the goals and priorities described above.
* Operating margin and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See "Non-IFRS measures" below for a discussion of the non-IFRS measures included herein, and a reconciliation of our historical non-IFRS measures to the most directly comparable IFRS measures. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

† Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which is defined in "Operating Results — Segment income and margin" below.

Our Strategy

    We remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value, while simultaneously managing our costs and resources to maximize our efficiency and productivity. Our strategy has not changed from that set forth under the caption "Operating Goals and Priorities — Our Strategy" under Item 5, "Operating and Financial Review and Prospects" of our 2019 20-F.

External Factors that May Impact our Business

    Governmental actions related to increased tariffs and/or international trade agreements could increase the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. In connection therewith, we have transferred numerous customer programs, primarily located in China, to countries unaffected by these tariffs (including Thailand). We will continue to monitor the scope and duration of trade actions by the U.S. and other governments on our business.

    If a key supplier (or any company within such supplier's supply chain) experiences financial or other difficulties, this may affect its ability to supply us with materials, components or services, which could halt or delay the production of a customer's products, and/or have a material adverse impact on our operations, financial results and customer relationships. See "COVID-19 Update" and "Segment Environment" above for a discussion of the impact of COVID-19-related materials constraints on our business. Insufficient customer liquidity may result in significant delays in or defaults on payments owed to us. In addition, customer financial difficulties or changes in demand for our customers' products may result in order cancellations and higher than expected levels of inventory, which could have a material adverse impact on our operating results and working capital performance. We may not be able to return or resell this inventory, or we may need to hold the inventory for an extended period of time, any of which may result in our having to record additional inventory reserves. We may also be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer's business. Our levels of inventory have increased since December 31, 2019, particularly in the first half of 2020, in part to mitigate materials shortages (exacerbated by COVID-19). The net inventory provisions we recorded in each of Q3 2020 and YTD 2020 were due in part to reduced demand, including as a result of the COVID-19-related deterioration of the commercial aerospace market. See "Critical Accounting Policies and Estimates" below.

Our failure to collect amounts owed to us and/or the loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows. See "Capital Resources — Financial risks" below for a discussion of customer credit risk reviews we conducted in the first quarter of 2020 (Q1 2020) and continued to monitor to date. No significant credit adjustments were recorded in Q3 2020 or YTD 2020.

    Also see "Recent Developments" above for a discussion of, among other things, the anticipated and potential impacts of COVID-19 on our business, and "External Factors that May Impact our Business" in Item 5 of our 2019 20-F for a general discussion of external factors that may impact our business.

Summary of Q3 2020 and Year-to-Date Period

Our Q3 2020 Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the IASB and accounting policies we adopted in accordance with IFRS. The Q3 2020 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2020 and the financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2020. A discussion of our Q3 2020 financial results is set forth under "Operating Results" below. See "Recent Developments — COVID-19 Update" above for a discussion of COVID-19 impacts on our Q3 2020 financial results.

 The following tables set forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts and percentages):

	Three months ended September 30			Nine months ended September 30
	2019	2020	% Change	2019	2020	% Change
Revenue	$1,517.9	$1,550.5	2%	$4,396.6	$4,361.5	(1)%
Gross profit	97.7	124.2	27%	282.9	323.8	14%
Selling, general and administrative expenses (SG&A)	53.4	56.9	7%	170.2	171.3	1%
Other charges (recoveries)	11.5	3.7	(68)%	(69.5)	19.0	(127)%
Net earnings (loss)	(6.9)	30.4	541%	77.3	40.5	(48)%
Diluted earnings (loss) per share	$(0.05)	$0.24	580%	$0.58	$0.31	(47)%

	Three months ended September 30		Nine months ended September 30
Segment revenue* as a percentage of total revenue:	2019	2020	2019	2020
ATS revenue (% of total revenue)	37%	34%	39%	36%
CCS revenue (% of total revenue)	63%	66%	61%	64%

	Three months ended September 30				Nine months ended September 30
	2019		2020		2019		2020
Segment income and segment margin*:		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment	$15.5	2.8%	$19.5	3.7%	$46.4	2.7%	$49.7	3.2%
CCS segment	27.1	2.8%	40.6	4.0%	68.0	2.5%	99.3	3.6%
* Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which are defined in "Operating Results — Segment income and margin" below.

	December 31 2019	September 30 2020
Cash and cash equivalents	$479.5	$451.4
Total assets	3,560.7	3,789.3
Borrowings under term loans*	592.3	470.4
* Other than ordinary course letters of credit, no revolving loans were outstanding at the end of either period.

	Three months ended September 30		Nine months ended September 30
	2019	2020	2019	2020
Cash provided by operating activities	$106.9	$42.0	$268.5	$189.9

Subordinate voting share (SVS) repurchase activities:
Aggregate cost(1) of SVS repurchased for cancellation	$—	$—	$67.3	$—
# of SVS repurchased for cancellation (in millions)	—	—	8.3	—
Weighted average price per share for repurchases	$—	$—	$8.15	$—
Aggregate cost(1) of SVS repurchased for delivery under stock-based compensation (SBC) plans	$—	$—	$—	$13.1
# of SVS repurchased for delivery under SBC plans (in millions)	—	—	—	2.0
(1) Includes transaction fees.

Other performance indicators:

    In addition to the key operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Cash cycle days:
Days in accounts receivable (A/R)	71	65	61	63	70	65	67
Days in inventory	74	73	68	67	77	75	77
Days in accounts payable (A/P)	(70)	(64)	(60)	(60)	(68)	(68)	(69)
Days in cash deposits*	(6)	(9)	(8)	(8)	(10)	(12)	(14)
Cash cycle days	69	65	61	62	69	60	61
Inventory turns	5.0x	5.0x	5.4x	5.5x	4.8x	4.9x	4.7x
* Represents cash deposits made by certain customers primarily to cover our risk of excess and/or obsolete inventory.

	2019				2020
	March 31	June 30	September 30	December 31	March 31	June 30	September 30
A/R Sales (in millions)	$130.0	$136.6	$130.0	$90.6	$40.7	$80.5	$101.0
Supplier Financing Programs* (in millions)	24.9	11.5	25.8	50.4	146.1	94.5	76.9
Total (in millions)	$154.9	$148.1	$155.8	$141.0	$186.8	$175.0	$177.9
* Represents A/R sold to third party banks in connection with the uncommitted supplier financing programs of two customers since the fourth quarter of 2019 (Q4 2019), and the supplier financing program of one customer prior thereto.

Days in A/R is defined as the average A/R for the quarter divided by the average daily revenue. Days in inventory, days in A/P and days in cash deposits are calculated by dividing the average balance for each item for the quarter by the average daily cost of sales. Cash cycle days is defined as the sum of days in A/R and days in inventory minus the days in A/P and days in cash deposits. Inventory turns are determined by dividing 365 by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P, days in cash deposits, and inventory turns generally reflect improved cash management performance.

Days in A/R for Q3 2020 increased 2 days from Q2 2020, primarily due to higher average A/R balances in Q3 2020 compared to Q2 2020, offset in part by higher revenue in Q3 2020. Days in A/R for Q3 2020 increased 6 days compared to Q3 2019 primarily due to higher average A/R balances, reflecting the timing of revenue and collections in Q3 2020 compared to Q3 2019. Days in inventory for Q3 2020 increased 2 days sequentially due to higher average inventory levels in Q3 2020 compared to Q2 2020, offset in part by higher cost of sales in Q3 2020. Days in inventory for Q3 2020 increased 9 days compared to Q3 2019 primarily due to higher comparable average inventory levels in Q3 2020 compared to Q3 2019. We carried higher inventory levels as of September 30, 2020 (compared to December 31, 2019 and September 30, 2019) primarily as a result of additional materials purchased in Q3 2020 to support the build-up of inventory for new program ramps and anticipated future demand, and to a lesser extent, to mitigate materials shortages (in part due to COVID-19). In certain cases, we received cash deposits from our customers to help alleviate the impact of such purchases on our cash flows. Days in A/P for Q3 2020 increased 1 day compared to Q2 2020. Days in A/P for Q3 2020 increased 9 days compared to Q3 2019 due to higher average A/P balances, primarily due to higher inventory purchases and the timing of payments in Q3 2020 compared to Q3 2019. Days in cash deposits for Q3 2020 increased 2 days sequentially, and 6 days compared to Q3 2019, reflecting higher cash deposits we received for YTD 2020, consistent with the increase in inventory purchases for certain customers, and to help reduce our working capital requirements. Customer cash deposits were $207.2 million as at September 30, 2020, compared to $107.7 million as at September 30, 2019, $121.9 million as at December 31, 2019 and $57.9 million as at December 31, 2018. Our customer cash deposit balance fluctuates depending on the levels of inventory we have been asked by certain customers to procure (to secure supply for future demand), or as we utilize the inventory in production.

    We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry. These are not measures of performance under IFRS, and may not be defined and calculated in the same manner by other companies. These measures should not be considered in isolation or as an alternative to working capital as an indicator of performance.

    Management also reviews other non-IFRS measures including adjusted net earnings, operating margin, adjusted ROIC and free cash flow. See "Non-IFRS measures" below.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in our impairment testing of our non-financial assets (see notes 7, 8 and 9 to our 2019 AFS). Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2019 AFS, and with respect to Accounting for Government Subsidies, in note 2 to our Q3 2020 Interim Financial Statements. The following identifies those accounting policies which management considers to be "critical," defined as accounting policies that management believes are both most important to the portrayal of our financial condition and results and require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Key sources of estimation uncertainty and judgment: We have applied significant estimates, judgments and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our determination of the timing of revenue recognition; our measurement of income taxes; the determination of our cash generating units (CGUs); whether events or changes in circumstances are indicators that an impairment review of our assets or CGUs should be conducted; the measurement of our CGUs' recoverable amounts, which includes estimating future growth, profitability, discount and terminal growth rates, and the fair value of any real property; and the allocation of the purchase price and other valuations related to our business acquisitions. See Item 5, "Operating and Financial Review and Prospects — Critical Accounting Polices and Estimates" of our 2019 20-F for a detailed discussion of each of these areas.

As a result of the continued and uncertain economic and business impact of COVID-19, we reviewed the estimates, judgments and assumptions used in the preparation of our financial statements for each of the first three quarters of 2020, including with respect to: the determination of whether indicators of impairment exist for our assets and CGUs, the discount rates applied to our net pension and non-pension post-employment benefit assets and liabilities, and in each of Q2 2020 and Q3 2020, our eligibility for the COVID Subsidies that we recognized in such periods. We also assessed the impact of COVID-19 on the estimates, judgments and assumptions used in connection with our measurement of deferred tax assets, the credit risk of our customers and the valuation of our inventory during each of the first three quarters of 2020. We determined that no significant revisions to such estimates, judgments or assumptions were required for either Q3 2020 or YTD 2020 as a result of COVID-19, however, a portion of the inventory provisions recorded during the quarter was attributable to the impact of the pandemic (see below). Further revisions may be required in future periods to the extent that the negative impacts on our business arising from COVID-19 continue or worsen. Any such revision (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our A/R and/or inventories, or to the valuation of our deferred tax assets and/or pension assets or obligations, any of which could have a material adverse impact on our results of operations and financial condition (see below). While we continue to believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on our results of operations and financial condition, including its impact on overall customer demand, cannot be reasonably estimated at this time. See "Overview — Recent Developments" above. Although we expect COVID-19-related disruptions to continue in the near term, we believe that our long-term estimates and assumptions are appropriate.

Although our business was adversely impacted in Q3 2020 (and is anticipated to continue to be adversely impacted in the short term) as a result of COVID-19, and our share price has decreased since the end of 2019, we have determined that no triggering event had occurred as of September 30, 2020 (or to date) that would require an interim quantitative impairment assessment for our CGUs. Our inventory has increased since December 31, 2019, primarily as a result of additional materials purchased in each of the first three quarters of 2020 to prepare for new program ramps and anticipated future demand, and to a lesser extent, to mitigate materials shortages (in part due to COVID-19), which shortages decreased in Q3 2020. No significant impairments or adjustments were identified in Q3 2020 or YTD 2020 (or to date) related to the recoverability and valuation of our assets and liabilities due to COVID-19 (or otherwise). However, we recorded $5.7 million and $8.3 million in higher net inventory provisions related to aged inventory for Q3 2020 and YTD 2020, respectively, as compared to the prior year periods, due in part to reduced demand, including as a result of the COVID-19-related deterioration of the commercial aerospace market, and for specific disengaging customers in both of our segments. See note 6 to our Q3 2020 Interim Financial Statements. No significant adjustments were recorded to our pension assets or liabilities in either Q3 2020 or YTD 2020. In addition, we assessed the financial stability and liquidity of our customers in Q1 2020 to identify customers we believe to be at greatest risk of default. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures in Q1 2020, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts during Q3 2020 or YTD 2020 in connection with these assessments or monitoring initiatives. We will continue to monitor the recoverability of our assets and liabilities over subsequent periods.

Operating Results

    See Overview, "Overview of business environment" and "Recent Developments" above for a discussion of the impact of recent market conditions, including the COVID-19 pandemic, on our segments and businesses. See the initial paragraph of "Operating Results" in Item 5, "Operating and Financial Review and Prospects" of our 2019 20-F for a general discussion of factors that can cause our financial results to fluctuate from period to period.
Operating results expressed as a percentage of revenue:

	Three months ended September 30		Nine months ended September 30
	2019	2020	2019	2020
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	93.6	92.0	93.6	92.6
Gross profit	6.4	8.0	6.4	7.4
SG&A	3.5	3.7	3.9	3.9
Research and development costs	0.5	0.5	0.5	0.5
Amortization of intangible assets	0.5	0.4	0.5	0.4
Other charges (recoveries)	0.8	0.2	(1.6)	0.4
Finance costs	0.7	0.6	0.8	0.7
Earnings before income tax	0.4	2.6	2.3	1.5
Income tax expense	0.9	0.6	0.5	0.6
Net earnings (loss)	(0.5)%	2.0%	1.8%	0.9%
 Revenue:
    Aggregate revenue of $1.55 billion for Q3 2020 increased 2% compared to Q3 2019. Aggregate revenue of $4.36 billion for YTD 2020 decreased 1% compared to YTD 2019.

    The following table sets forth revenue from our reportable segments, as well as segment and end market revenue as a percentage of total revenue, for the periods indicated (in millions, except percentages):

	Three months ended September 30				Nine months ended September 30
	2019		2020		2019		2020
ATS segment revenue	$559.0	37%	$525.8	34%	$1,699.9	39%	$1,573.1	36%
CCS segment revenue	958.9	63%	1,024.7	66%	2,696.7	61%	2,788.4	64%
Communications		42%		45%		40%		42%
Enterprise		21%		21%		21%		22%

Total revenue	$1,517.9		$1,550.5		$4,396.6		$4,361.5

ATS segment revenue represented 34% of total revenue for Q3 2020, compared to 37% for Q3 2019, and 36% of total revenue for YTD 2020, compared to 39% of total revenue of YTD 2019. ATS segment revenue for Q3 2020 and YTD 2020 decreased $33.2 million (6%) and $126.8 million (7%), respectively, compared to the same periods in 2019, as growth in our HealthTech and capital equipment businesses, driven by new program ramps and continued demand strength in the semiconductor market, were more than offset by adverse COVID-19-related demand impacts in our commercial aerospace and industrial businesses, and in addition with respect to our A&D business, the impact of the Boeing 737 Max program halt. In addition to COVID-19-related demand reductions, we had an approximate $7 million adverse revenue impact resulting from COVID-19-related materials constraints across our ATS segment in Q3 2020 (Q2 2020 — $8 million). Revenue from our capital equipment business increased approximately 50% in each of Q3 2020 and YTD 2020 as compared to the same periods in 2019. Within our ATS segment, revenue from our A&D business was most significantly impacted in Q3 2020 and YTD 2020 by disruptions attributable to COVID-19.

    CCS segment revenue represented 66% of total revenue for Q3 2020, compared to 63% of total revenue for Q3 2019, and 64% of total revenue for YTD 2020, compared to 61% of total revenue for YTD 2019. CCS segment revenue for Q3 2020 increased $65.8 million (7%) compared to Q3 2019; and increased $91.7 million (3%) for YTD 2020 compared to YTD 2019. Communications end market revenue for Q3 2020 and YTD 2020 increased $55.7 million (9%) and $79.2 million (4%), respectively, compared to the same periods in 2019. The increase in Communications revenue for Q3 2020 and YTD 2020 as compared to the respective prior year periods reflects strength in our JDM business, including increased demand from service providers, which more than offset revenue declines from the Cisco Disengagement. Demand from service providers continues to be strong as they expand and upgrade their data centers in support of growing cloud and on-line requirements, resulting in part from the pandemic. Enterprise end market revenue for Q3 2020 and YTD 2020 increased $10.1 million (3%) and $12.5 million (1%), respectively, compared to the same periods in 2019, largely driven by demand strength in our service provider business, partially offset by revenue declines from our planned CCS Review disengagements. Our JDM revenue for YTD 2020 increased approximately 90% compared to YTD 2019 to approximately $600 million. We expect continued JDM strength, fueled by program wins and strong demand. In addition to COVID-19-related demand impacts, we had an approximate $9 million (Q2 2020 — $48 million) adverse revenue impact resulting from COVID-19-related materials constraints in our CCS segment in Q3 2020.

We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 68% and 67% of total revenue for Q3 2020 and YTD 2020, respectively (Q3 2019 and YTD 2019 — 67% and 65%, respectively). For each of Q3 2020 and YTD 2020, we had one customer, Cisco, in our CCS segment, that individually represented 10% or more of total revenue (Q3 2019 and YTD 2019 — one customer (from our CCS segment) and two customers (one from each of our segments), respectively). Revenue from Cisco, our largest customer, represented 10% and 11% of total revenue for Q3 2020 and YTD 2020, respectively (Q3 2019 and YTD 2019 — 13% and 12%, respectively).

We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. We cannot assure that our current customers will continue to award us with follow-on or new business. Customers may also cancel contracts, and volume levels can be changed or delayed, any of which could have a material adverse impact on our results of operations and working capital performance, including lower asset utilization (resulting in lower margins), and requiring us to carry higher than expected levels of inventory. We cannot assure the replacement of completed, delayed, cancelled or reduced orders, or that our current customers will continue to utilize our services, or renew their long-term manufacturing or services contracts with us on acceptable terms or at all. In addition, in any given quarter, we can experience quality and process variances related to materials, testing or other manufacturing or supply chain activities. Although we are successful in resolving the majority of these issues, the existence of these variances could have a material adverse impact on the demand for our services in future periods from any affected customers. Further, some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts, which has significantly impacted revenue and our margins. Recent market shifts to generic, cloud-based hardware platforms are also adversely impacting demand from our traditional OEM Communications customers. See "Overview — Recent Developments" above. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position. See "Overview — Recent Developments" above for a discussion of our Cisco Disengagement, and its anticipated impact on our business.
Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of revenue) for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2019	2020	2019	2020
Gross profit (in millions)	$97.7	$124.2	$282.9	$323.8
Gross margin	6.4%	8.0%	6.4%	7.4%

Gross profit for Q3 2020 increased by 27% to $124.2 million compared to Q3 2019. Gross margin increased from 6.4% in Q3 2019 to 8.0% for Q3 2020. The increase in gross profit was due to improvements in both our segments, despite the $5.7 million increase in net inventory provisions in Q3 2020 compared to Q3 2019 (split approximately evenly between our segments). In addition to the approximate $16 million aggregate adverse revenue impact in Q3 2020 due to COVID-19-related materials constraints, we estimate that we incurred an aggregate of approximately $7 million of COVID-19 Costs in cost of sales in Q3 2020, and we recognized an aggregate of $8 million of COVID Recoveries in cost of sales in Q3 2020, mitigating such adverse impacts. Approximately two-thirds of both the COVID-19 Costs and COVID Recoveries recorded in Q3 2020 pertain to our ATS segment. The increase in gross margin in Q3 2020 compared to Q3 2019 was primarily driven by volume leverage, improved mix and productivity (including from our cost reduction initiatives) across our businesses. Gross profit for YTD 2020 increased by 14% to $323.8 million compared to YTD 2019, and gross margin for YTD 2020 of 7.4% increased from 6.4% in YTD 2019. The increase in gross profit was primarily due to improvements in our CCS segment, despite the $8.3 million increase in net inventory provisions in YTD 2020 compared to YTD 2019 (split approximately evenly between our ATS and CCS segments). In addition to adverse revenue impacts in YTD 2020 due to COVID-19-related materials constraints, we recorded $25 million of COVID-19 Costs in cost of sales, and recognized an aggregate of $21 million of COVID Recoveries in cost of sales in YTD 2020, mitigating such adverse impacts. Approximately 60% of both the COVID-19 Costs and COVID Recoveries recorded in YTD 2020 pertain to our ATS segment. The increase in gross margin in YTD 2020 compared to YTD 2019 was primarily driven by volume leverage, improved mix and productivity (including from our cost reduction initiatives) across our businesses. See "Overview — Recent Developments" above. Also see Item 5, "Operating and Financial Review and Prospects — Operating Results — Gross profit" of our 2019 20-F for a general discussion of the factors that can cause gross margin to fluctuate from period to period.

Selling, general and administrative expenses (SG&A):
SG&A for Q3 2020 of $56.9 million (3.7% of total revenue) increased $3.5 million compared to $53.4 million (3.5% of total revenue) for Q3 2019. SG&A for YTD 2020 of $171.3 million (3.9% of total revenue) increased $1.1 million compared to $170.2 million (3.9% of total revenue) for YTD 2019. The increase for Q3 2020 compared to Q3 2019 was due to higher variable compensation and variable spend in Q3 2020, as well as approximately $2 million in foreign exchange gains recorded in Q3 2019, offset in part by the recognition of $3 million of COVID Subsidies in SG&A (see "Overview — Recent Developments" above). The increase in SG&A for YTD 2020 as compared to YTD 2019 was due to higher variable compensation and variable spend (including IT-related COVID-19 costs), offset in part by the recognition of $6 million of COVID Subsidies in SG&A and $2.3 million in lower foreign exchange expense recorded in YTD 2020.

Segment income and margin:
    Segment performance is evaluated based on segment revenue (set forth above), segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs (defined under "Non-IFRS Measures" below), employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges (recoveries) (defined under "Non-IFRS measures" below), as these costs and charges/recoveries are managed and reviewed by our CEO at the company level. See the reconciliation of segment income to our earnings before income taxes in note 3 to the Q3 2020 Interim Financial Statements. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the company as a whole.
The following table shows segment income (in millions) and segment margin for the periods indicated:

	Three months ended September 30				Nine months ended September 30
	2019		2020		2019		2020
Segment income and segment margin:		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment	$15.5	2.8%	$19.5	3.7%	$46.4	2.7%	$49.7	3.2%
CCS segment	27.1	2.8%	40.6	4.0%	68.0	2.5%	99.3	3.6%

ATS segment income for Q3 2020 increased $4.0 million (26%) compared to Q3 2019, and increased $3.3 million (7%) in YTD 2020 compared to YTD 2019. ATS segment margin increased from 2.8% in Q3 2019 to 3.7% in Q3 2020, and increased from 2.7% in YTD 2019 to 3.2% in YTD 2020. The increase in ATS segment income for each of Q3 2020 and YTD 2020 compared to the respective prior year periods was attributable to the capital equipment revenue increases discussed above and improved productivity across a number of the ATS segment businesses. The increase in ATS segment margin for each of Q3 2020 and YTD 2020 as compared to the respective prior year periods was primarily due to improvements in our capital equipment business as a result of higher productivity and volume leverage, partly offset by reduced profit contribution from our A&D business. See "Overview — Recent Developments" above.

CCS segment income for Q3 2020 increased $13.5 million (50%) compared to Q3 2019, and increased $31.3 million (46%) in YTD 2020 compared to YTD 2019. CCS segment margin for Q3 2020 increased to 4.0% compared to 2.8% for Q3 2019, and increased to 3.6% in YTD 2020 compared to 2.5% for YTD 2019. These increases were primarily due to favorable mix, including increased JDM programs, improved operating leverage, and the positive impact of our productivity initiatives. We anticipate CCS segment margin to remain strong, but moderate starting in Q4 2020.

SBC expense:
The following table shows employee SBC expense (with respect to restricted share units (RSUs) and performance share units (PSUs) granted to employees) and director SBC expense (with respect to deferred share units (DSUs) and RSUs issued to directors as compensation) for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2019	2020	2019	2020
Employee SBC expense in cost of sales	$1.9	$1.1	$11.9	$8.9
Employee SBC expense in SG&A	4.8	0.6	14.8	11.8
Total	$6.7	$1.7	$26.7	$20.7

Director SBC expense in SG&A	$0.6	$0.5	$1.8	$1.5

    Our SBC expense may fluctuate in any period to account for, among other things, forfeitures from employee terminations or resignations, and the recognition of accelerated SBC expense for employees eligible for retirement (generally in the first quarter of the year associated with our annual grants). The decrease in total SBC expense for Q3 2020 as compared to Q3 2019, and for YTD 2020 as compared to YTD 2019, was primarily the result of a $6.0 million expense reversal in Q3 2020 to reflect a reduction in the estimated number of PSUs expected to vest at the end of January 2021.

Other charges (recoveries):
    We recorded the following restructuring and other charges (recoveries) for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2019	2020	2019	2020
Restructuring charges	$10.5	$3.7	$26.6	$19.0
Transition Costs (Recoveries)	0.6	—	(97.6)	—
Acquisition Costs and other	0.4	—	1.5	—
	$11.5	$3.7	$(69.5)	$19.0
Restructuring:

    We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. At the end of 2019, we completed our cost efficiency initiative (CEI), which consisted of restructuring actions related to our CCS Review and our capital equipment business. We recorded an aggregate of $81.3 million in restructuring charges from the commencement of this initiative in the fourth quarter of 2017 through its completion. The CEI resulted in reductions to our workforce, as well as the consolidation of certain sites to better align capacity and infrastructure with then-anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities.

    As previously disclosed, we are implementing restructuring actions in 2020 in connection with the Cisco Disengagement and to adjust our cost base in response to shifting demand, due in part to COVID-19. We continue to anticipate that total restructuring costs in 2020 will be approximately $30 million, and that these actions will be substantially complete by the end of 2020. Our restructuring charges for Q3 2020 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses, including continued actions to right-size our commercial aerospace facilities as described in "Recent Developments" above. We intend to implement restructuring actions in Q4 2020 in connection with the completion of the Cisco Disengagement, and to further adjust the cost base of our businesses undergoing continued demand pressures.

    During Q3 2020 and YTD 2020, we recorded an aggregate of $3.7 million and $19.0 million of restructuring charges, respectively. For Q3 2020 and YTD 2020, these charges consisted of cash charges of $3.0 million and $16.6 million, respectively, and non-cash charges of $0.7 million and $2.4 million, respectively. The cash restructuring charges for Q3 2020 and YTD 2020 were primarily for employee termination costs. The non-cash restructuring charges for Q3 2020 and YTD 2020 reflect the write-down of right-of-use (ROU) assets for vacated properties and losses on the sale of surplus equipment. Non-cash charges for YTD 2020 also include the write-down of certain equipment related to disengaged programs in Q1 2020. Two-thirds of the Q3 2020 and YTD 2020 restructuring charges pertained to our ATS segment. Aggregate restructuring charges of $10.5 million and $26.6 million for Q3 2019 and YTD 2019, respectively, consisted of cash charges of $6.9 million and $19.2 million, respectively, primarily for employee termination costs, and non-cash charges of $3.6 million and $7.4 million, respectively, approximately one-half of which pertained to the write-off of certain equipment related to our capital equipment business, and the remainder of which pertained to disengaged programs in connection with our CCS Review. Our restructuring provision at September 30, 2020 was $4.3 million (December 31, 2019 — $11.2 million), which we recorded in the current portion of provisions on our consolidated balance sheet, and currently expect to pay in Q4 2020. All cash outlays have been, and the balance is expected to be, funded with cash on hand.

    We may also implement additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations.

Transition Costs (Recoveries):

    Transition Costs consist of Toronto Transition Costs, and commencing in Q3 2019, Internal Relocation Costs, each of which is defined under the caption "Non-IFRS Measures" below. We did not incur any Transition Costs in Q3 2020 or YTD 2020. As previously disclosed, our temporary headquarters relocation is complete, and we do not expect to incur further Toronto Transition Costs in connection therewith until the move into our new corporate headquarters commences. During Q3 2019 and YTD 2019, we incurred nil and $3.8 million, respectively, in Transition Costs, consisting of Toronto Transition Costs associated with the relocation of our temporary corporate headquarters. Transition Recoveries consist of the $102 million gain (Property Gain) we recorded on the sale of our Toronto real property in the first quarter of 2019 (Q1 2019). See Item 5, "Liquidity — Toronto Real Property and Related Transactions" of the 2019 20-F for a discussion of such sale, and related relocations, aggregate transition and capital costs, and commitments.
Acquisition Costs and other:
    Acquisition Costs consist of consulting, transaction and integration costs relating to potential and completed acquisitions, and when applicable, charges related to the subsequent re-measurement of indemnification assets recorded in connection with our acquisition of Impakt Holdings, LLC (Impakt). During Q3 2020 and YTD 2020, we recorded no Acquisition Costs (Q3 2019 and YTD 2019 — $0.4 million and $3.5 million of Acquisition Costs, respectively, including nil and $2.2 million of such re-measurement charges, respectively). Acquisition Costs in YTD 2019 were offset in part by legal recoveries (for prior period freight charges) in connection with the settlement of class action lawsuits in which we were a plaintiff.

Finance Costs (as defined under "Non-IFRS Measures" below):
    During Q3 2020 and YTD 2020, we recorded $8.9 million and $28.6 million of finance costs, respectively (Q3 2019 and YTD 2019 — $12.0 million and $38.2 million, respectively). The decrease in finance costs was primarily due to lower borrowings under our credit facility and a reduction in interest rates compared to Q3 2019 and YTD 2019.

Income taxes:

For Q3 2020, we had a net income tax expense of $9.9 million on earnings before tax of $40.3 million, compared to a net income tax expense of $13.3 million on earnings before tax of $6.4 million for Q3 2019. For YTD 2020, we had a net income tax expense of $23.3 million on earnings before tax of $63.8 million, compared to a net income tax expense of $22.9 million on earnings before tax of $100.2 million for YTD 2019. Earnings before tax for YTD 2019 included the Property Gain, which had no net tax impact, as such gain was offset by the utilization of previously unrecognized tax losses.

Our Q3 2020 net income tax expense was adversely impacted by a $1.7 million revaluation of temporary differences resulting from a change in the effective tax rate of our Thailand subsidiary due to the transition of a portion of such subsidiary's business previously covered by expired tax incentives to its remaining tax incentives, and $1.0 million of tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings (Repatriation Expense) from one of our Chinese subsidiaries. Taxable foreign exchange impacts in Q3 2020 were not significant. Our YTD 2020 net income tax expense was adversely impacted by a $6.5 million Repatriation Expense, which was offset in large part by a favorable $5.7 million reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020. Taxable foreign exchange impacts in YTD 2020 were not significant. Our Q3 2019 net income tax expense was adversely impacted by $3.0 million in taxable foreign exchange arising primarily from the weakening of the Chinese renminbi relative to the U.S. dollar, our functional currency (Currency Impacts). Our YTD 2019 net income tax expense was favorably impacted by a $1.3 million reversal of previously-recorded tax liabilities resulting from the favorable conclusion of a liquidation audit in Asia, as well as $3.3 million in certain previously-recorded tax uncertainties becoming statute-barred in the second quarter of 2019 (Q2 2019), offset in part by additional taxes due to adverse Currency Impacts.

    In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, some of which we expect will be used to reduce taxable income in these jurisdictions in future periods, although not all are currently recognized as deferred tax assets. In addition, the tax benefits we are able to record related to restructuring charges and SBC expenses are limited, as a significant portion of such amounts are incurred in jurisdictions with unrecognized loss carryforwards. Tax benefits we are able to record related to the accounting amortization of intangible assets are also limited based on the structure of our recent acquisitions. We review our deferred income tax assets at each reporting date and reduce them to the extent we believe it is no longer probable that we will realize the related tax benefits.

    In response to the COVID-19 pandemic, certain jurisdictions in which we operate have implemented various tax relief measures, including deferral of value-added tax payments (such as VAT or GST) and additional tax deductions. However, these tax relief measures did not provide us with significant tax benefits in Q3 2020 or YTD 2020. We will continue to assess the impact of such tax benefits as they evolve. We do not currently expect that these tax relief measures will have a significant impact on our global tax rate.

We currently have two income tax incentives in Thailand (a previous incentive expired in Q3 2020). One of our remaining incentives initially allows for a 100% income tax exemption (including distribution taxes), and after eight years transitions to a 50% income tax exemption for the next five years (excluding distribution taxes). This incentive will transition to the 50% exemption in 2022 and expire in 2027. The second incentive (approved in Q4 2019) allows for a 100% income tax exemption (including distribution taxes) for eight years, and expires in 2028. Upon full expiry of each of the incentives, taxable profits associated with such expired tax incentives become fully taxable. We are continuing to transition some of our businesses under expired incentives (including the incentive that expired in Q3 2020) to our remaining incentives. We anticipate that the transition will be completed by the end of 2020. Based on our efforts to date, we anticipate that our annual cash tax expense in Thailand will decrease in 2021 by approximately $2 million compared to the amount that would have been required in the absence of such efforts. Additional decreases in our cash tax expense may be attained to the extent we successfully transition further business to incentivized production lines formerly used for Cisco programs subsequent to the completion of the Cisco Disengagement. Our tax expense could increase significantly if the remainder of our efforts are unsuccessful, or if certain tax incentives from which we benefit are retracted.

    In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTI) issued assessments seeking to disqualify certain research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. Although we received lower re-assessments for 2007 and 2008 during Q1 2020 in response to our initial appeal, we intend to continue to appeal the original assessments and the re-assessments for all years from 2006 to 2009. The assessments and re-assessments, including interest and penalties, have been revised by the MCTI, and as of September 30, 2020, total approximately 24 million Brazilian real (approximately $4 million at period-end exchange rates) for all such years, down from original assessments totaling approximately 39 million Brazilian real (approximately $7 million at period-end exchange rates).

    The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.
Net earnings (loss):

    Net earnings for Q3 2020 of $30.4 million represented an increase of $37.3 million compared to a net loss of $6.9 million for Q3 2019. This increase was primarily due to $26.5 million in higher gross profit, $6.8 million in lower restructuring charges, and $3.1 million in lower finance costs in Q3 2020 as compared to Q3 2019. Net earnings for YTD 2020 of $40.5 million decreased $36.8 million compared to net earnings of $77.3 million for YTD 2019. This decrease was primarily due to the $102.0 million Property Gain we recorded in Q1 2019, offset in part by $40.9 million in higher gross profit and $9.6 million in lower finance costs in YTD 2020 as compared to the prior year period.

Liquidity and Capital Resources
Liquidity
    The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31	September 30
	2019	2020
Cash and cash equivalents	$479.5	$451.4
Borrowings under credit facility*	592.3	470.4
* excluding ordinary course letters of credit.

	Three months ended September 30		Nine months ended September 30
	2019	2020	2019	2020
Cash provided by operating activities	$106.9	$42.0	$268.5	$189.9
Cash provided by (used in) investing activities	(18.6)	(9.9)	52.9	(32.2)
Cash used in financing activities	(75.9)	(16.6)	(294.5)	(185.8)

Changes in non-cash working capital items (included in operating activities above):
A/R	$9.1	$10.4	$191.9	$(72.3)
Inventories	52.3	0.9	56.3	(213.0)
Other current assets	(2.3)	(4.9)	13.0	(7.1)
A/P, accrued and other current liabilities and provisions	(14.4)	(48.1)	(167.2)	287.7
Working capital changes	$44.7	$(41.7)	$94.0	$(4.7)

Cash provided by operating activities:
In Q3 2020, we generated $42.0 million of cash from operating activities compared to $106.9 million in Q3 2019. In YTD 2020, we generated $189.9 million of cash from operating activities compared to $268.5 million in YTD 2019. The decrease in cash from operating activities in Q3 2020 and YTD 2020 as compared to the same periods in 2019 was primarily due to $86.4 million and $98.7 million, respectively, in higher working capital requirements in the 2020 periods. Higher working capital requirements for Q3 2020 as compared to Q3 2019 reflect primarily a $51.4 million reduction in inventory cash flows (see below), and a $33.7 million reduction in A/P cash flows (due to timing of payments). Higher working capital requirements for YTD 2020 as compared to YTD 2019 reflect a $269.3 million reduction in inventory cash flows, a $264.2 million reduction in A/R cash flows, and a $20.1 million reduction in other current assets cash flows, which more than offset the $454.9 million improvement in A/P cash flows. This improvement in A/P cash flows reflects (i) higher A/P balances in YTD 2020 compared to YTD 2019, primarily due to higher inventory purchases and the timing of payments compared to the same periods in 2019; (ii) lower repayments of customer deposits in Q3 2020 ($15.0 million) compared to Q3 2019 ($30.9 million); and (iii) higher customer cash deposits received in YTD 2020 ($85.3 million) compared to YTD 2019 ($49.8 million). A/R cash flows were higher in YTD 2019 compared to YTD 2020 as a result of having higher outstanding A/R balances at the beginning of 2019 compared to the beginning of 2020. In addition, the higher Q3 2020 revenue levels, as well as timing of collections, also contributed to lower A/R cash flows for YTD 2020 as compared to the prior year period. The decrease in inventory cash flows for Q3 2020 and YTD 2020 as compared to the prior year periods primarily reflects the higher inventory levels we are carrying to support new program ramps and anticipated future demand. In certain cases, we received cash deposits from our customers (see above) to help alleviate the impact of such purchases on our cash flows. Our working capital amounts fluctuate from period to period depending on various factors, including the timing and extent of purchases. In particular, our A/P cash flow levels may decrease in subsequent periods as payments are made, and as cash deposit balances change.

    From time to time, we extend payment terms applicable to certain customers, and/or provide longer payment terms to new customers. To substantially offset the effect of extended payment terms for particular customers on our working capital, we participate in two customer supplier financing programs (SFPs), pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. In addition to the SFP for one customer in our CCS segment, we entered into a new SFP for an ATS customer in December 2019. At September 30, 2020, we sold $76.9 million of A/R under the two SFPs (September 30, 2019 — $25.8 million under one SFP; December 31, 2019 — $50.4 million under the two SFPs). Our increased SFP A/R sales as at September 30, 2020 reflect our participation in the new ATS SFP, which commenced in December 2019. We pay discount charges with respect to these arrangements, which we record as finance costs in our consolidated statement of operations.

Free cash flow (non-IFRS):
    Non-IFRS free cash flow is defined as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property, including our Toronto real property), lease payments (including lease payments under IFRS 16), and finance costs (defined under "Non-IFRS Measures" below) paid (excluding any debt issuance costs and when applicable, waiver fees related to our credit facility paid). We do not consider debt issuance costs ($0.3 million and $0.6 million paid in Q3 2020 and YTD 2020, respectively; $0.6 million and $2.4 million paid in Q3 2019 and YTD 2019, respectively) or waiver fees related to our credit facility ($2.0 million paid in Q4 2019) to be part of our core operating expenses. As a result, these costs are excluded from total finance costs paid in our determination of non-IFRS free cash flow. Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by or used in operations (described above), to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

    A reconciliation of this measure to cash provided by operating activities measured under IFRS is set forth below:

(in millions)	Three months ended September 30		Nine months ended September 30
	2019	2020	2019	2020

IFRS cash provided by operations	$106.9	$42.0	$268.5	$189.9
Purchase of property, plant and equipment, net of sales proceeds	(19.9)	(9.9)	50.2	(32.2)
Lease payments	(10.6)	(9.9)	(29.4)	(27.9)
Finance costs paid (excluding debt issuance costs)	(10.2)	(6.4)	(31.9)	(22.3)
Non-IFRS free cash flow	$66.2	$15.8	$257.4	$107.5

Our non-IFRS free cash flow of $15.8 million for Q3 2020 decreased $50.4 million compared to $66.2 million for Q3 2019, reflecting lower cash generated from operations (discussed above) for Q3 2020 compared to Q3 2019, offset in part by $11.5 million of lower capital expenditures paid in Q3 2020 compared to Q3 2019 (described below). Our non-IFRS free cash flow of $107.5 million for YTD 2020 decreased $149.9 million compared to $257.4 million for YTD 2019. The decrease in non-IFRS free cash flow for YTD 2020 compared to the prior year period is primarily due to the $113.0 million in proceeds from the sale of our Toronto real property (Toronto Proceeds) we received in March 2019 (included in "purchase of property, plant and equipment, net of sales proceeds" in the table above), and $78.6 million lower cash generated from operating activities in YTD 2020 (discussed above), offset in part by $30.9 million of lower capital expenditures paid in YTD 2020 as compared to YTD 2019.

Cash provided by (used in) investing activities:

Our capital expenditures for Q3 2020 and YTD 2020 were $10.1 million and $33.6 million, respectively (Q3 2019 and YTD 2019 — $21.6 million and $64.5 million, respectively), primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. Approximately two-thirds of our Q3 2020 capital expenditures were in support of our CCS segment. Our capital expenditures for YTD 2019 included $5.0 million related to our temporary corporate headquarters. We fund our capital expenditures from cash on hand and through the financing arrangements described under "Capital Resources" below. The Toronto Proceeds were reported as cash provided by investing activities in YTD 2019. Our capital expenditures for YTD 2020 have been lower than originally anticipated as a result of the shifting of programs or spending, in part due to the impact of COVID-19.

Cash used in financing activities:
Financing and Finance Costs (defined under "Non-IFRS Measures" below):
    In June 2018, we entered into an $800.0 million credit facility (Credit Facility) providing for a $350.0 million term loan (Initial Term Loan) and a $450.0 million revolver (Revolver). In November 2018, we added a $250.0 million term loan (Incremental Term Loan). The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans. The Credit Facility is described under "Capital Resources" below.
    During Q1 2020, we made the scheduled quarterly principal repayment of $0.875 million under the Initial Term Loan. In order to reduce the amount outstanding under the Incremental Term Loan, we also prepaid an aggregate of $60.0 million thereunder during Q1 2020. In order to reduce the amount outstanding under the Initial Term Loan, we prepaid $47.0 million thereunder in April 2020. In addition to satisfying all scheduled quarterly principal repayments of the Term Loans prior to maturity (with remaining amounts applied to outstanding principal), these prepayments eliminated the mandatory prepayment amount due in Q2 2020 based on excess cash flow for the previous year. See "Cash requirements" below. Subsequent to this prepayment, we prepaid an additional $14.0 million under the Term Loans in June 2020. No repayments were required or made in Q3 2020.

    During Q3 2019 and YTD 2019, we made aggregate scheduled principal repayments of $1.5 million and $4.5 million, respectively, under the Term Loans, borrowed nil and $48.0 million (primarily to fund SVS repurchases in Q1 2020) under our Revolver, respectively, and repaid $53.0 million and $207.0 million under the Revolver, respectively. The Toronto Proceeds were used to repay $110.0 million of the then-outstanding amounts under the Revolver in Q1 2019.

    During Q3 2020 and YTD 2020, we paid finance costs of $6.7 million and $22.9 million, respectively, including debt issuance costs of $0.3 million and $0.6 million, respectively, in connection with subsequent security arrangements under the Credit Facility. During Q3 2019 and YTD 2019, we paid finance costs of $10.8 million and $34.3 million, respectively, including debt issuance costs of $0.6 million and $2.4 million, respectively, in connection with subsequent security arrangements under the Credit Facility. Outstanding Credit Facility balances and interest rates as of September 30, 2020 are discussed below.

Lease payments:

    During Q3 2020 and YTD 2020, we paid $9.9 million and $27.9 million, respectively (Q3 2019 and YTD 2019 — $10.6 million and $29.4 million, respectively) in lease payments (see "Cash Requirements" below).

    See "Summary of Q3 2020 and Year-to-Date Period" above for details of SVS repurchases for the periods indicated.

Cash requirements:

Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on the Revolver, sell A/R through our A/R sales program or participate in the SFPs, while available. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. As at September 30, 2020 and December 31, 2019, other than ordinary course letters of credit, no amounts were outstanding under the Revolver. At September 30, 2020, $101.0 million of A/R were sold under our current A/R sales program (December 31, 2019 — $90.6 million sold under our previous A/R sales program), and $76.9 million of A/R were sold under the SFPs (December 31, 2019 — $50.4 million). We currently use, and may in future periods increase the amounts we offer to sell under, our A/R sales program as a cost-effective alternative to drawing amounts on our Revolver to meet our ordinary course cash requirements. We generally use the SFPs to offset the impact of extended payment terms for particular customers on our working capital. See "Capital Resources" below.

    We do not believe that the aggregate amounts outstanding under our Credit Facility as at September 30, 2020 (described under "Capital Resources" below), or the Q2 2020 $107.0 million mandatory Term Loan prepayment requirement (which has been satisfied) have had (or will have) a significant adverse impact on our liquidity, our results of operations or financial condition. We continue to believe that cash flow from operating activities, together with cash on hand, availability under the Revolver (see "Capital Resources" below), potential availability under intra-day and overnight bank overdraft facilities and cash from the sale of A/R, will continue to be sufficient to fund our currently anticipated working capital needs and planned capital spending (including the commitments described elsewhere herein). We believe that our current level of leverage is acceptable for a company of our size and that we will remain in compliance with restrictive and financial covenants under the Credit Facility.

    However, our outstanding indebtedness, together with the mandatory prepayment provisions of the Credit Facility (described below), may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements, and will require us to use a portion of our cash flow to service such debt.  See Item 5, "Operating and Financial Review and Prospects — Liquidity — Cash requirements" of our 2019 20-F for a discussion of other potential adverse effects of our outstanding indebtedness, as well as a discussion of adverse effects that may result from any significant use of cash, issuance of securities, and/or further increase in our levels of third-party indebtedness to fund operations and/or make additional acquisitions.

    In addition, the Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions, as well as specified financial covenants (described in "Capital Resources" below). Our ability to maintain compliance with such financial covenants will depend on our ongoing financial and operating performance, which, in turn, may be impacted by economic conditions and financial, market, and competitive factors, many of which are beyond our control. A breach of any such covenants could result in a default under the instruments governing our indebtedness.

    The Initial Term Loan required quarterly principal repayments of $0.875 million, and the Incremental Term Loan required quarterly principal repayments of $0.625 million (see below), and in each case requires a lump sum repayment of the remainder outstanding at maturity. Commencing in 2020, we are also required to make an annual prepayment of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility), ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (as defined in the Credit Facility) for the prior fiscal year. A mandatory prepayment of our Term Loans of $107.0 million (ECF Amount) was due and paid in Q2 2020 based on this provision. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets, but excluding the Toronto Proceeds). No prepayments are currently anticipated under the net cash proceeds provision in 2020. Further mandatory principal prepayments of the Term Loans based on specified excess cash flow and/or prepayments based on net cash proceeds may be required in future periods.

    During Q1 2020, we made the scheduled quarterly principal repayment of $0.875 million under the Initial Term Loan. We also prepaid an aggregate of $60.0 million under the Incremental Term Loan during Q1 2020 and prepaid $47.0 million under the Initial Term Loan in April 2020. The Q1 2020 prepayment was first applied to the Q1 2020 scheduled quarterly principal repayment under the Incremental Term Loan, and all remaining scheduled quarterly principal repayments thereunder prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. The Q2 2020 prepayment was first applied to the Q2 2020 scheduled quarterly principal repayment under the Initial Term Loan, and all remaining scheduled quarterly principal repayments thereunder prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. These prepayments eliminated the Q2 2020 ECF Amount in its entirety. Subsequent to the April 2020 prepayment, we prepaid an additional $14.0 million under the Term Loans in June 2020 ($1.5 million under the Initial Term Loan and $12.5 million under the Incremental Term Loan). No further repayments were required or made during Q3 2020.

    Interest expense for Q3 2020 and YTD 2020 under the Credit Facility, including the impact of our interest rate swap agreements, was $6.1 million and $20.0 million, respectively (Q3 2019 and YTD 2019 — approximately $9 million and $29 million, respectively). Any increase in prevailing interest rates, margins, or amounts outstanding, would cause this amount to increase. Commitment fees paid during Q3 2020 and YTD 2020 were $0.5 million and $1.4 million, respectively (Q3 2019 and YTD 2019 — $0.3 million and $0.9 million, respectively).

A significant portion of our cash and cash equivalents is held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries, which we do not intend to repatriate in the foreseeable future, are not subject to these withholding taxes. We currently expect to repatriate approximately $80 million of cash from various of our foreign subsidiaries in the near term, and have recorded any anticipated future withholding taxes as deferred income tax liabilities. While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had a material impact on our ability to meet our cash obligations. At September 30, 2020, we had approximately $320 million (December 31, 2019 — $344 million) of cash and cash equivalents held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. Based on our current plans, and as a result of the shifting of a portion of our intended 2020 capital spending into Q4 2020 and into 2021 (due in part to the impact of COVID-19), we anticipate capital spending for 2020 to be approximately 1% of revenue (lower than our original estimate of between 1.5% to 2% of revenue), and expect to fund these expenditures from cash on hand and through the financing agreements described below under "Capital Resources." Our intended 2020/2021 capital expenditures include the expansion of one of our Atrenne facilities to accommodate additional capacity for our defense customers, as well as to expand our A&D licensing business.

    As noted in the "Overview" above, we recognized an aggregate of $11 million and $27 million of COVID Recoveries in Q3 2020 and YTD 2020, respectively. However, there can be no assurance that COVID Recoveries will be available in Q4 2020 (or thereafter) to mitigate the adverse impacts of COVID-19 on our financial results, and if so, whether we will qualify for or receive any such assistance.

Toronto Real Property and Related Transactions:

    On March 7, 2019, we completed the sale of our Toronto real property and received the Toronto Proceeds. The $102.0 million Property Gain was recorded in other charges (recoveries) in Q1 2019. In connection with relocations related to the property sale, we capitalized building improvements and equipment costs related to our new manufacturing site, which relocation was completed in Q1 2019, and our temporary corporate headquarters, which relocation was completed in Q2 2019, and incurred transition-related costs, which were recorded in other charges. See Item 5, "Operating and Financial Review and Prospects — Liquidity — Toronto Real Property and Related Transactions" of our 2019 20-F for a detailed discussion of the property sale, including related relocations and aggregate transition and capital costs incurred through December 31, 2019. No such costs were incurred in 2020. We do not expect to incur further transition costs until the move to our new corporate headquarters commences. As part of the property sale, we entered into a 10-year lease in March 2019 with the purchaser of the property for our new corporate headquarters. The commencement date of this lease will be determined by such purchaser, and is currently targeted to be May 2022. Upon such commencement, our estimated annual basic rent will be approximately $2.5 million Canadian dollars for each of the first five years, and approximately $2.7 million Canadian dollars for each of the remaining five years. We may, at our option, extend this lease for two further consecutive five year periods.

Share Repurchases:

    We have funded our share repurchases from cash on hand, borrowings under our revolving facilities, or a combination thereof. See "Cash used in financing activities" above.

Litigation and contingencies (including indemnities)

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity. See "Operating Results — Income Taxes" above for a description of a Brazilian sales tax matter.

We provide routine indemnifications, the terms of which range in duration and scope, and often are not explicitly defined, including for third-party intellectual property infringement, certain negligence claims, and for our directors and officers. We have also provided indemnifications in connection with the sale of certain assets. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties or insurance to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Capital Resources

Our capital resources consist of cash provided by operating activities, access to the Revolver, uncommitted intraday and overnight bank overdraft facilities, an uncommitted A/R sales program, two uncommitted SFPs (one with a CCS segment customer, and one with an ATS segment customer), and our ability to issue debt or equity securities. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. We centrally manage our funding and treasury activities in accordance with corporate policies, and our main objectives are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At September 30, 2020, we had cash and cash equivalents of $451.4 million (December 31, 2019 — $479.5 million), the majority of which was denominated in U.S. dollars, and the remainder of which was held primarily in Chinese renminbi and the Euro. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

    As of September 30, 2020, an aggregate of $470.4 million was outstanding under the Term Loans, and other than ordinary course letters of credit, no amount was outstanding under the Revolver (December 31, 2019 — $592.3 million outstanding under the Term Loans, and other than ordinary course letters of credit, no amount was outstanding under the

Revolver). See "Liquidity — Cash used in financing activities — Financing and finance costs" above for a discussion of amounts borrowed and repaid under our credit facility during YTD 2020, and the prior year period. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed. Repaid amounts on the Revolver may be re-borrowed.

    The Credit Facility has an accordion feature that allows us to increase the term loans and/or revolving loan commitments by approximately $110 million, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The Revolver also includes a $50.0 million sub-limit for swing line loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 million sub-limit for letters of credit, in each case subject to the overall Revolver credit limit. The Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs. Borrowings under the Revolver bear interest at LIBOR, Canadian Prime, or Base Rate (each as defined in the Credit Facility) plus a specified margin, or in the case of any bankers' acceptance, at the B/A Discount Rate (as defined in the Credit Facility). The margin for borrowings under the Revolver ranges from 0.75% to 2.5%, depending on the rate we select and our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.5%. The Credit Facility provides that when the Administrative Agent, the majority of lenders or the Company determines that LIBOR is unavailable or being replaced, the Administrative Agent and the Company may amend the underlying credit agreement to reflect a successor rate. Once LIBOR becomes unavailable, if no successor rate has been established, loans under the Credit Facility will convert to Base Rate loans.

    As part of our risk management program, we attempt to mitigate interest rate risk through interest rate swaps. In August 2018, we entered into 5-year agreements (Initial Swaps) with a syndicate of third-party banks to swap the variable interest rate with a fixed rate of interest on $175.0 million of the total borrowings outstanding under the Initial Term Loan. The Initial Swaps expire in August 2023. In December 2018, we entered into 5-year agreements with a syndicate of third-party banks (Incremental Swaps) to swap the variable interest rate with a fixed rate of interest for $175.0 million of the total borrowings under the Incremental Term Loan. The Incremental Swaps expire in December 2023. We have the option to cancel up to $75.0 million of the notional amount of each of the Initial Swaps and Incremental Swaps, starting in August 2021 for the Initial Term Loan and in December 2020 (which we currently intend to cancel) for the Incremental Term Loan. These options to cancel are aligned with our risk management strategy for our Term Loans as they allow us to make voluntary prepayments of outstanding amounts without premium or penalty, subject to certain conditions. In June 2020, we entered into additional interest rate swap agreements with two third-party banks (Additional Swaps) to swap the variable interest rate with a fixed rate of interest on $100.0 million of borrowings under our Initial Term Loan, effective upon expiration of the Initial Swaps, in order to continue to hedge our exposure to interest rate variability on such amount for 10 months after the expiration of the Initial Swaps. The Additional Swaps expire in June 2024. At September 30, 2020, the interest rate risk related to $120.4 million of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans and no amounts outstanding under the Revolver (December 31, 2019 — $242.3 million, consisting of unhedged amounts under the Term Loans and no amounts outstanding under the Revolver). A one-percentage point increase in relevant interest rates would increase interest expense, based on the outstanding unhedged borrowings at September 30, 2020, by $1.2 million annually. See note 21(b) to our 2019 AFS for further information regarding our Initial Swaps and Incremental Swaps.

    We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets (excluding real property then-held for sale), specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction was in effect at September 30, 2020, however, we expect our leverage ratio (as so defined) to improve in Q4 2020, and will in future periods enable us to repurchase shares for cancellation. At September 30, 2020, we were in compliance with all restrictive and financial covenants under the Credit Facility. The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the administrative agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

    During YTD 2020, we repaid a total of $121.9 million of our outstanding term loan debt. Our priority continues to be to maintain and/or improve our leverage and our future interest costs. At September 30, 2020, we had $428.7 million available under the Revolver for future borrowings, reflecting outstanding borrowings (none) and letters of credit (December 31, 2019 — $428.8 million).

    At September 30, 2020, we had $21.3 million outstanding in letters of credit under the Revolver (December 31, 2019 — $21.2 million). We also arrange letters of credit and surety bonds outside of the Revolver. At September 30, 2020, we had $13.8 million of such letters of credit and surety bonds outstanding (December 31, 2019 — $13.3 million).

    At September 30, 2020, we also had a total of $142.7 million in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2019 — $142.5 million). There were no amounts outstanding under these overdraft facilities at September 30, 2020 or December 31, 2019.

To replace our previous A/R sales program that expired in January 2020 (described in note 4 to the 2019 AFS), we entered into an agreement, effective March 6, 2020, with a new third-party bank to sell up to $300.0 million in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement provides for a one-year term, with automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 month's prior notice, or by the bank upon specified defaults. Under our A/R sales program, upon sale, we assign the rights to the A/R to the banks, collect cash from our customers, and remit the cash to the bank once it is collected. We pay discount charges which we record as finance costs in our consolidated statement of operations. We also participate in two SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis to receive earlier payment (substantially offsetting the effect of the extended payment terms required by such customers on our working capital for the period). The third-party banks collect the relevant A/R directly from the customers. As our A/R sales program and the SFPs are on an uncommitted basis, there can be no assurance that any of the banks will purchase the A/R we intend to sell to them under any of these programs. However, as the A/R that we sell under these programs are largely from customers we deem to be credit-worthy, we believe that sales of these A/R will continue to be accepted notwithstanding the current environment. See "Summary of Q3 2020 and Year-to-Date Period" and "Cash Requirements" above for a discussion of amounts of A/R sold and de-recognized from our A/R balance from these programs during recent periods.

The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under the SFPs or our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements. We may increase the amounts we offer to sell under our A/R sales program in future periods as a cost-effective alternative to drawing amounts on our Revolver to meet our ordinary course cash requirements.

    Our strategy on capital risk management has not changed significantly since the end of 2019. Other than the restrictive and financial covenants associated with our Credit Facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs (including payroll, pensions, site costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations. We have a foreign exchange management policy in place to govern our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk. See note 12 to our Q3 2020 Interim Financial Statements for a listing of our foreign exchange forwards and swaps to trade U.S. dollars in exchange for specified currencies at September 30, 2020. These contracts, which generally extend for periods of up to 12 months, will expire by the third quarter of 2021. The fair value of the outstanding contracts at September 30, 2020 was a net unrealized gain of $6.7 million (December 31, 2019 — net unrealized gain of $4.5 million), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. The net unrealized gains or losses on these hedges are recorded in accumulated OCI.

Financial risks:

Except as set forth below, there have been no material changes to our primary market risk exposures or our management of such exposures during Q3 2020 from the description set forth in note 21 to our 2019 AFS and Item 5, "Operating and Financial Review and Prospects — Capital Resources — Financial Risks" of the 2019 20-F.

Currency risk: We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, results of operations and financial condition.

Interest rate risk: Borrowings under the Credit Facility bear interest at specified rates, plus specified margins (as described above). We entered into agreements to swap the variable interest rates with fixed rates of interest under the Term Loans (described above). Unhedged borrowings expose us to interest rate risk due to the potential variability in market interest rates. At September 30, 2020, the fair value of our interest rate swap agreements was a net unrealized loss of $18.8 million (December 31, 2019 — net unrealized loss of $12.1 million). The decrease in such fair value is a result of decreasing interest rates, due primarily to the impact of COVID-19 on the global economy. A continued decrease in interest rates would cause an increase in the amount of the loss. The unrealized loss on the swaps is recorded in accumulated OCI.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low, notwithstanding the impact of COVID-19. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, which may occur as the pandemic continues, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign exchange contracts or swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties. In light of COVID-19, we assessed the financial stability and liquidity of our customers in Q1 2020 to identify customers we believe to be at greatest risk of default. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures in Q1 2020, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts in YTD 2020 in connection with these assessments.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, uncommitted intraday and overnight bank overdraft facilities, an A/R sales program and our SFPs. Since our A/R sales program and the SFPs are each on an uncommitted basis, there can be no assurance that any participant bank will purchase all the A/R that we wish to sell thereunder. However, we believe that cash flow from operating activities, together with cash on hand, cash from the sale of our A/R, and borrowings available under the Revolver and potentially available under intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. See "Cash Resources" and "Cash Requirements" above.

Related Party Transactions
    Onex Corporation (Onex) beneficially owns, controls, or directs, directly or indirectly, all of our outstanding multiple voting shares (MVS). Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex.

    Onex has entered into an agreement with Celestica and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, to ensure that such holders will not be deprived of any rights under applicable take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as defined in such legislation) if MVS and SVS were of a single class of shares.
    We are party to a Services Agreement with Onex for the services of Mr. Tawfiq Popatia, an officer of Onex, as a director of Celestica, pursuant to which Onex receives an annual fee of $235,000, payable in DSUs in equal quarterly installments in arrears, as compensation for such services.

    A consortium of four real estate partnerships, approximately 27% of the interests of which are held by a partnership in which Mr. Schwartz has a material interest; and approximately 25% of the interests of which are held by a partnership in which Mr. Schwartz has a non-voting interest, holds a 5% non-voting interest in the purchaser of our Toronto real property.

    See Item 5, "Operating and Financial Review and Prospects — Related Party Transactions" of our 2019 20-F for further detail.

Outstanding Share Data

As of October 22, 2020, we had 110,455,664 outstanding SVS and 18,600,193 outstanding MVS. As of such date, we also had 345,577 outstanding stock options, 5,046,859 outstanding RSUs, 4,562,138 outstanding PSUs assuming vesting of 100% of the target amount granted (PSUs that will vest range from 0% to 200% of the target amount granted), and 2,046,500 outstanding DSUs; each vested option or unit entitling the holder thereof to receive one SVS (or in certain cases, cash) pursuant to the terms thereof, subject to certain time or performance-based vesting conditions.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management, under the supervision of and with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2020. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of September 30, 2020, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal control over financial reporting:

Although certain of our controls have been performed remotely in response to COVID-19, we did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during the quarter ended September 30, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. The design of our processes and controls allows for remote execution with secure accessibility to data. We are continually monitoring and assessing the impact of COVID-19 on our internal controls to minimize the impact to their design and operating effectiveness.

Unaudited Quarterly Financial Highlights* (in millions, except percentages and per share amounts):

	2018	2019				2020
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$1,727.0	$1,433.1	$1,445.6	$1,517.9	$1,491.7	$1,318.6	$1,492.4	$1,550.5
Gross margin	6.9%	6.1%	6.8%	6.4%	6.8%	6.9%	7.3%	8.0%
Net earnings (loss)	$60.1	$90.3	$(6.1)	$(6.9)	$(7.0)	$(3.2)	$13.3	$30.4
Weighted average # of basic shares	136.8	135.7	131.1	128.5	128.5	129.0	129.1	129.1
Weighted average # of diluted shares	138.0	136.6	131.1	128.5	128.5	129.0	129.1	129.1
# of shares outstanding	136.3	131.6	128.4	128.4	128.8	129.1	129.1	129.1
IFRS EPS:
basic	$0.44	$0.67	$(0.05)	$(0.05)	$(0.05)	$(0.02)	$0.10	$0.24
diluted	$0.44	$0.66	$(0.05)	$(0.05)	$(0.05)	$(0.02)	$0.10	$0.24

* All quarters in the table above have been impacted by restructuring charges, the amounts of which vary from quarter-to-quarter. Net earnings for Q1 2019 include the $102 million Property Gain.

Q3 2020 compared to Q2 2020:

    Revenue for Q3 2020 increased $58.1 million or 4% compared to Q2 2020. Compared to the previous quarter, ATS segment revenue increased $25.5 million (5%) and CCS segment revenue increased $32.6 million (3%) in Q3 2020. Communications end market revenue increased $52.7 million (8%) sequentially, due to strong demand across a number of customers, including strength in JDM. Enterprise end market revenue decreased $20.1 million (6%) sequentially, reflecting general demand softness. The sequential increase in ATS segment revenue reflects improved demand across several of our ATS businesses. The adverse revenue impact in Q3 2020 due to COVID-19-related materials constraints decreased to $16 million (compared to $56 million in Q2 2020). COVID-19 Costs incurred in Q3 2020 decreased to $8 million (compared to $18 million in Q2 2020). We recognized an aggregate of $11 million of COVID Recoveries in Q3 2020 (compared to an aggregate of $16 million of COVID Recoveries in Q2 2020). Gross profit for Q3 2020 increased sequentially by $15.6 million (14%), as a result of higher ATS and CCS revenue, and improved mix and productivity. Gross margin increased from 7.3% in Q2 2020 to 8.0% in Q3 2020, primarily reflecting productivity initiatives across our business and improved mix in our CCS segment. CCS segment income for Q3 2020 of $40.6 million increased $5.3 million from Q2 2020 and CCS segment margin increased sequentially from 3.6% in Q2 2020 to 4.0% for Q3 2020, driven primarily by favorable mix. ATS segment income and margins for Q3 2020 of $19.5 million (3.7% of ATS segment revenue) increased from $15.5 million (3.1% of ATS segment revenue) in Q2 2020, due to cost productivity efforts across the segment and higher revenue. Net earnings for Q3 2020 of $30.4 million represented a $17.1 million improvement compared to net earnings of $13.3 million for Q2 2020, primarily due to the higher gross profit described above.

Non-IFRS measures:

Management uses adjusted net earnings and the other non-IFRS measures described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors’ understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results), to evaluate cash resources that we generate each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business. We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.

    In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption "Other Performance Indicators" above), which have no defined meanings under IFRS, we use the following non-IFRS measures: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), and acquisition inventory fair value adjustments, all net of the associated tax adjustments (which are set forth in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).

    The economic substance of these exclusions (where applicable to the periods presented) and management’s rationale for excluding them from non-IFRS financial measures is provided below:

Employee SBC expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Other Charges, net of recoveries, consist of: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); Acquisition Costs; legal settlements (recoveries); credit facility-related waiver fees (Q4 2019); and post-employment benefit plan losses (Q4 2019).We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, and reductions in infrastructure.

    Transition Costs consist of: (i) costs recorded in connection with the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the sale of our Toronto real property) (collectively, Toronto Transition Costs) and (ii) costs recorded in connection with the transfer of manufacturing lines from closed sites to other sites within our global network (Internal Relocation Costs). We incurred Internal Relocation Costs with respect to the transfer of several capital equipment manufacturing lines from closed sites in 2019. We have determined, however, that Internal Relocation Costs should not be limited to the transfer of capital equipment manufacturing lines from closed sites, as the transfer of any manufacturing lines from closed sites would not be representative of our ongoing operations, and such transfers are expected to be implemented in future periods. Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations and transfers. Transition Recoveries consist of the Property Gain. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations and manufacturing line transfers are complete, and the recovery pertains only to Q1 2019.

    Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets, result primarily when the carrying value of these assets exceeds their recoverable amount.
    Acquisition inventory fair value adjustments relate to the write-up of the inventory acquired in connection with our acquisitions, representing the difference between the cost and fair value of such inventory. We exclude the impact of the recognition of these adjustments, when incurred, because we believe such exclusion permits a better comparison of our core operating results from period-to-period, as their impact is not indicative of our ongoing operating performance.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures (in millions, except percentages and per share amounts):

	Three months ended September 30				Nine months ended September 30
	2019		2020		2019		2020
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,517.9		$1,550.5		$4,396.6		$4,361.5

IFRS gross profit	$97.7	6.4%	$124.2	8.0%	$282.9	6.4%	$323.8	7.4%
Employee SBC expense	1.9		1.1		11.9		8.9
Non-IFRS adjusted gross profit	$99.6	6.6%	$125.3	8.1%	$294.8	6.7%	$332.7	7.6%

IFRS SG&A	$53.4	3.5%	$56.9	3.7%	$170.2	3.9%	$171.3	3.9%
Employee SBC expense	(4.8)		(0.6)		(14.8)		(11.8)
Non-IFRS adjusted SG&A	$48.6	3.2%	$56.3	3.6%	$155.4	3.5%	$159.5	3.7%

IFRS earnings (loss) before income taxes	$6.4	0.4%	$40.3	2.6%	$100.2	2.3%	$63.8	1.5%
Finance costs	12.0		8.9		38.2		28.6
Employee SBC expense	6.7		1.7		26.7		20.7
Amortization of intangible assets (excluding computer software)	6.0		5.5		18.8		16.9
Other Charges (recoveries)	11.5		3.7		(69.5)		19.0
Non-IFRS operating earnings (adjusted EBIAT) (1)	$42.6	2.8%	$60.1	3.9%	$114.4	2.6%	$149.0	3.4%

IFRS net earnings (loss)	$(6.9)	(0.5)%	$30.4	2.0%	$77.3	1.8%	$40.5	0.9%
Employee SBC expense	6.7		1.7		26.7		20.7
Amortization of intangible assets (excluding computer software)	6.0		5.5		18.8		16.9
Other Charges (recoveries)	11.5		3.7		(69.5)		19.0
Adjustments for taxes (2)	(0.7)		(0.4)		(5.5)		(3.8)
Non-IFRS adjusted net earnings	$16.6		$40.9		$47.8		$93.3

Diluted EPS
Weighted average # of shares (in millions) *	128.5		129.1		132.6		129.1
IFRS earnings (loss) per share *	$(0.05)		$0.24		$0.58		$0.31
Non-IFRS adjusted earnings per share	$0.13		$0.32		$0.36		$0.72
# of shares outstanding at period end (in millions)	128.4		129.1		128.4		129.1

IFRS cash provided by operations	$106.9		$42.0		$268.5		$189.9
Purchase of property, plant and equipment, net of sales proceeds	(19.9)		(9.9)		50.2		(32.2)
Lease payments (3)	(10.6)		(9.9)		(29.4)		(27.9)
Finance costs paid (excluding debt issuance costs) (3)	(10.2)		(6.4)		(31.9)		(22.3)
Non-IFRS free cash flow (3)	$66.2		$15.8		$257.4		$107.5

IFRS ROIC % (4)	1.5%		10.2%		7.7%		5.3%
Non-IFRS adjusted ROIC % (4)	10.1%		15.2%		8.8%		12.5%

* IFRS earnings (loss) per diluted share is calculated by dividing IFRS net earnings (loss) by the number of diluted weighted average shares outstanding (DWAS). In order to calculate IFRS loss per diluted share for Q3 2019, we used a DWAS of 128.5 million as at September 30, 2019. Because we reported a net loss on an IFRS basis in Q3 2019, the DWAS for such period-end excluded 0.8 million subordinate voting shares underlying in-the-money stock-based awards, as including these shares would be anti-dilutive. However, we included these shares in the DWAS used to calculate non-IFRS adjusted earnings (per diluted share) for such period because such shares were dilutive in relation to this non-IFRS measure.

(1)   Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings (loss) before income taxes, finance costs (defined below), employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges (recoveries) (defined above). Finance costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. See "Operating Results — Other charges" for separate quantification and discussion of the components of Other Charges (recoveries).

(2)    The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts.
The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Nine months ended
	September 30				September 30
	2019	Effective tax rate	2020	Effective tax rate	2019	Effective tax rate	2020	Effective tax rate
IFRS tax expense and IFRS effective tax rate	$13.3	208%	$9.9	25%	$22.9	23%	$23.3	37%
Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	0.1		0.2		0.6		1.2
Other Charges	1.0		0.2		1.4		2.2
Non-core tax impacts related to tax uncertainties*	—		—		3.9		0.4
Non-core tax impact related to prior acquisition**	(0.2)		—		(1.5)		—
Non-core tax impact related to restructured sites	(0.2)		—		1.1		—
Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$14.0	46%	$10.3	20%	$28.4	37%	$27.1	23%

* Consists of the reversal of certain tax uncertainties related to a prior acquisition that became statute-barred in such periods.
** Consists of deferred tax adjustments attributable to our acquisition of Impakt.

(3)   Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property, including our Toronto real property), lease payments (including under IFRS 16) and finance costs paid (excluding any debt issuance costs and when applicable, waiver fees related to our Credit Facility). We do not consider debt issuance costs ($0.3 million and $0.6 million paid in Q3 2020 and YTD 2020, respectively; $0.6 million and $2.4 million paid in Q3 2019 and YTD 2019, respectively) or waiver fees related to our Credit Facility ($2.0 million paid in Q4 2019) to be part of our core operating expenses. As a result, these costs are excluded from total finance costs paid in our determination of non-IFRS free cash flow. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.
(4)   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. A comparable measure under IFRS would be determined by dividing IFRS earnings (loss) before income taxes by average net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended		Nine months ended
	September 30		September 30
	2019	2020	2019	2020
IFRS earnings (loss) before income taxes	$6.4	$40.3	$100.2	$63.8
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized IFRS earnings (loss) before income taxes	$25.6	$161.2	$133.6	$85.0
Average net invested capital for the period	$1,695.2	$1,586.4	$1,740.8	$1,594.9
IFRS ROIC % (1)	1.5%	10.2%	7.7%	5.3%

	Three months ended		Nine months ended
	September 30		September 30
	2019	2020	2019	2020
Non-IFRS operating earnings (adjusted EBIAT)	$42.6	$60.1	$114.4	$149.0
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized non-IFRS adjusted EBIAT	$170.4	$240.4	$152.5	$198.6
Average net invested capital for the period	$1,695.2	$1,586.4	$1,740.8	$1,594.9
Non-IFRS adjusted ROIC % (1)	10.1%	15.2%	8.8%	12.5%

	December 31 2019	March 31 2020	June 30 2020	September 30 2020
Net invested capital consists of:
Total assets	$3,560.7	$3,537.8	$3,788.1	$3,789.3
Less: cash	479.5	472.1	435.9	451.4
Less: ROU assets	104.1	96.9	94.4	101.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,341.7	1,397.5	1,684.1	1,637.6
Net invested capital at period end (1)	$1,635.4	$1,571.3	$1,573.7	$1,599.1

	December 31 2018	March 31 2019	June 30 2019	September 30 2019
Net invested capital consists of:
Total assets	$3,737.7	$3,688.1	$3,633.7	$3,557.6
Less: cash	422.0	457.8	436.5	448.9
Less: ROU assets	—	115.8	116.2	107.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,512.6	1,344.8	1,349.2	1,342.3
Net invested capital at period end (1)	$1,803.1	$1,769.7	$1,731.8	$1,658.6
(1)     See footnote 4 of the previous table.